UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

MIDWAY GAMES INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

             598148 10 4

(CUSIP Number)

Neil D. Nicastro
2704 West Roscoe Street
Chicago, Illinois 60618
             Telephone: (773) 961-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                     May 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

(Page 1 of 4 Pages)

CUSIP No. 598148 10 4	13D	Page 2 of 4 Pages

(1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Neil D. Nicastro

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES	(7)	Sole Voting Power 1,370,685
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0-
PERSON WITH
	(9)	Sole Dispositive Power 1,370,685

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by each Reporting Person 1,370,685

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 1.9%

(14)	Type of Reporting Person IN

CUSIP No. 598148 10 4	13D	Page 3 of 4 Pages

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, $.01 par value per share, of Midway Games Inc., a Delaware corporation, which has its principal executive office at 2704 West Roscoe Street, Chicago, IL 60618.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 is hereby supplemented as follows:

Between May 11, 2004 and May 14, 2004, Mr. Nicastro sold a total of 1,047,293 shares of Midway Games Inc. common stock.

Under his Severance Agreement with Midway dated May 6, 2003, Mr. Nicastro was entitled to receive 607,846 shares of Midway common stock in lieu of retirement benefits described in his 1996 employment agreement with Midway (the “Retirement Shares”). The Retirement Shares were to be issued over a three-year period, except under the circumstances described below. In addition, under the Severance Agreement, after April 6, 2006 and prior to May 1, 2006, Mr. Nicastro may convert deferred severance in the amount of $1,963,460 into 599,259 shares of Midway common stock (the “Conversion Shares”) at the conversion price of $3.27648 per share, except as described below.

The Severance Agreement provides that if, for any consecutive 30 trading days during the 35 months following May 6, 2003, the weighted average price of Midway’s Common Stock is at least (a) $7.50 per share in the case of the Retirement Shares or (b) $10.00 per share in the case of the Conversion Shares, then Mr. Nicastro may receive these respective shares within 5 business days. The Severance Agreement is incorporated herein by this reference. See Item 7 below.

During the 30 trading days immediately preceding May 26, 2004, the weighted average price of the Midway’s Common Stock was greater than $7.50 per share. Therefore, the 607,846 shares became due within 5 business days after May 25. Mr. Nicastro used 179,011 of these shares to pay his withholding taxes, and so the net amount of Retirement Shares paid to him was 428,835.

In addition, on June 2, 2004, Mr. Nicastro sold 182,442 shares of Midway common stock. Finally, on June 3, 2004, Mr. Nicastro agreed to sell to Sumner M. Redstone a total of 1,250,000 shares of Midway common stock, including 100,000 shares on each business day beginning June 7, 2004 and ending on June 22, 2004, and 50,000 shares on June 23, 2004.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Mr. Nicastro may be deemed the beneficial owner of 1,370,685 shares, or approximately 1.9%, of the issued and outstanding shares of Midway common stock (based on 70,528,987 shares outstanding). Mr. Nicastro does not own any outstanding shares of Midway stock, but he has options to purchase 1,490,685 shares of Midway common stock, of which 1,370,685 may be purchased by Mr. Nicastro upon exercise of stock options now vested or vesting within 60 days. Mr. Nicastro will acquire sole voting and dispositive power with respect to these shares upon the exercise of any of these options.

The Conversion Shares described in Item 4 above are not included in the figures above as “beneficially owned” by him. Note, however, that if for any consecutive 30 trading days during the 35 months following May 6, 2003, the weighted average price of Midway’s common stock is at least $10.00 per share, then Mr. Nicastro may elect to receive these shares within 5 business days.

CUSIP No. 598148 10 4	13D	Page 4 of 4 Pages

On May 24, 2004, Mr. Nicastro’s warrants to purchase 50,000 shares of common stock at $9.33 per share expired.

During the past 60 days, Mr. Nicastro did not acquire or dispose of any Midway common stock, except for the transactions described above.

On April 15, 2004, Mr. Nicastro ceased to be the beneficial owner of more than five percent of Midway’s common stock due to the issuance of shares of common stock by Midway in a registered placement pursuant to a shelf offering.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

Midway has granted to Mr. Nicastro options to purchase a total of 1,490,685 shares of common stock, the vesting details and exercise prices of which are listed in his Form 4s filed with the SEC.

The Severance Agreement between Mr. Nicastro and Midway, described above, provides Mr. Nicastro with rights to issuance of the Conversion Shares, including accelerated delivery under specified circumstances. See Item 4 above and Item 7 below.

Under a Stock Purchase Agreement between Sumner M. Redstone and Neil D. Nicastro dated June 3, 2004, Mr. Nicastro agreed to sell to Mr. Redstone a total of 1,250,000 shares of Midway common stock including 100,000 shares on each business day beginning June 7, 2004 and ending on June 22, 2004, and 50,000 shares on June 23, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

  Severance Agreement dated as of the 6th of May, 2003 by and between Midway Games Inc. and Neil D. Nicastro, incorporated by reference to an exhibit to Midway’s Current Report on Form 8-K, filed with the SEC on May 7, 2003.

  Stock Purchase Agreement between Sumner M. Redstone and Neil D. Nicastro dated June 3, 2004, incorporated by reference to Amendment #55 to Schedule 13D of Sumner M. Redstone, filed with the SEC on June 7, 2004.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Neil D. Nicastro                       June 8, 2004
Neil D. Nicastro